                       SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             SIGMA-7 PRODUCTS, INC.
                                  COMMON STOCK

                                   82660J-30-5
                              --------------------
                                 (CUSIP NUMBER)

                              DONALD W. CARTWRIGHT
                      7362 UNIVERSITY AVENUE NE, SUITE 210
                                FRIDLEY, MN 55432
                                 (612) 586-0206

                                  JUNE 8, 1998
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
























If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

                  DONALD W. CARTWRIGHT, MARCIA CARTWRIGHT, ALYCIA CARTWRIGHT, AIMEE CARTWRIGHT

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      X
         (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions):  PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization:  U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With

(7)      Sole Voting Power:         0

(8)      Shared Voting Power:  8,000,000

(9)      Sole Dispositive Power:            0

(10)     Shared Dispositive Power:  8,000,000

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11): 79.9%

(14)     Type of Reporting Person:  CO AND IN

(1)      Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons (entities only):    JOHN PAPROCKI

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) X   (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions):  PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization:  U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With

(7)      Sole Voting Power:         615,000

(8)      Shared Voting Power:  0

(9)      Sole Dispositive Power:            615,000

(10)     Shared Dispositive Power:  0

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 615,000

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11):  6.1%

(14)     Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

Sigma-7 Products, Inc. no par Common Stock.
2501 East Third Street       and              7362 University Avenue, Suite 210
Casper, Wyoming  82609                        Fridley, MN  55432
ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Name:    CFT, Inc. (consisting of Donald, Marcia, Alycia and Aimee
                  Cartwright) John Paprocki

(b)      Address  CFT, Inc., 7362 University Avenue, Suite 210,
                  Fridley, MN  55432
                  John T. Paprocki, 7362 University Avenue, Suite 210, Fridley, MN 55432

(c) CFT, Inc. is a family owned corporation holding investments for the Cartwright family. Donald Cartwright manages investments for himself and his family and recently became the chief executive officer of the Issuer.

         Mr. Paprocki is a business consultant.

(d)      None.

(e)      None.

(f)      Citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons acquired the shares of Issuer in exchange for shares of AMAC Technologies, Inc. a recently formed Minnesota corporation. The Cartwright family acquired their shares that were exchanged for $8,000 through CFT, Inc. CFT, Inc. was recently formed to hold investments to be made by the Cartwright family. Mr. Paprocki acquired his shares in exchange for $615 he had contributed to acquire his shares of AMAC Technologies, Inc.

ITEM 4.  PURPOSE OF TRANSACTION.

         The acquisitions by the Reporting Persons are part of a change in control negotiated by Donald Cartwright with the management of the Issuer in January 1998. Mr. Cartwright proposed that (i) the Issuer recapitalize its common stock to reduce its previously outstanding shares to approximately 1,000,000 shares, (ii) that he and his affiliates be issued approximately 9,000,000 shares; and (iii) that he, Mr. Paprocki and two of their business associates replace the then current directors. No payments were made or agreed to be made for such change in control.

         In March 1998, Mr. Cartwright was appointed a director of the Issuer to fill a vacancy created by the resignation of a former director. In May 1998, the Issuer effected a recapitalization involving a reverse stock split and an immediate forward split of the shares. In the reverse stock split shareholders were to receive one share for each 75,000 outstanding shares with all fractional shares being rounded into the next whole share. The resulting shares were then subject to a forward split in which each resulting share from the 75,000 to 1 reverse split would become 100 shares. Due to the treatment of fractional shares, the Company has yet to determine the final number of shares outstanding as a result of the recapitalization. The Company estimates, however, that the number will be approximately 1,010,000 shares. Common stock is the only outstanding class of shares of the Company.

         In May 1998, the Issuer's Board of Directors with Mr. Cartwright abstaining, authorized the issuance of up to 9,000,000 shares of common stock for the outstanding shares of AMAC Technologies, Inc. Mr. Cartwright had formed AMAC Technologies, Inc. for the purpose of being acquired by the Issuer. Mr. Cartwright and Mr. Paprocki had engaged in preliminary negotiations with owners of operating businesses which were interested in merging with or being acquired by a publicly held shell corporation.

         Mr. Cartwright became chief executive officer of the issuer in June 1998 and Mr. Paprocki, and two business associates of Mr. Cartwright and Mr. Paprocki, James C. Dahlke and John R. Holland, are expected to become directors in the near future. It is the intention of Mr. Cartwright and Mr. Paprocki for the Issuer to acquire one or more operating businesses. There can be no assurance, however, that such acquisitions will occur.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As described in Item 4 above, Mr. Cartwright caused AMAC Technologies, Inc. to be established in contemplation of its acquisition by the Issuer. In addition to the shares issued to CFT, Inc. and Mr. Paprocki, Mr. Cartwright permitted shares to be issued to four additional individuals and one corporation. Other than Mr. Cartwright's mother, who received 100,000 shares of the Issuer in exchange for her AMAC Technologies, Inc. shares, Mr. Cartwright, Mr. Paprocki, CFT, Inc. and its other shareholders disclaim any affiliation with the other three individuals who received shares of the Issuer in exchange for their AMAC Technologies, Inc. shares. Mr. Cartwright and the other shareholders of CFT, Inc. held an ownership interest in the other corporation which received 160,000 shares of the Issuer in exchange for its AMAC Technologies, Inc. shares. That ownership interest was terminated prior to the exchange of the Issuer's shares for AMAC Technologies, Inc. shares. The termination was done in satisfaction of obligations of Mr. Cartwright.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as described in this Schedule D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  __________________, 1998       Signature: _______________________________
                                                 Donald W. Cartwright


                                                 _______________________________
                                                 John T. Paprocki


                                                 CFT, Inc.


                                                 By: ___________________________
                                                     Donald W. Cartwright, Chief
                                                     Executive Officer